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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-043009

RECEIVED
FEB 25 2005
SEC MAIL PROCESSING SECTION WASH. D.C. 213

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

WG Trading Company LP

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Lafayette Place
(No. and Street)

Greenwich (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Duffy (203) 863-8410
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

333 Ludlow Street (Address) Stamford (City) CT (State) 06902-6982 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

AFFIRMATION

We, Paul R. Greenwood and Stephen Walsh, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to WG Trading Company LP for the year ended December 31, 2004, are true and correct and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither WG Trading Company LP nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/11/05
Date

Paul R. Greenwood
Managing General Partner

Signature 2/11/05
Date

Stephen Walsh
Managing General Partner

Notary Public

DEBORAH DUFFY
NOTARY PUBLIC
MY COMMISSION EXPIRES JUNE 30, 2009

WG TRADING COMPANY LP

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the General Managing Partners of
WG Trading Company LP

We have audited the accompanying statement of financial condition of WG Trading Company LP (the "Partnership") as of December 31, 2004, including the related condensed schedule of investments for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of WG Trading Company LP as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 11, 2005

WG TRADING COMPANY LP

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CASH	$ 46,244
SECURITIES OWNED:	
Stocks, at fair value	8,712,169,784
U.S. government obligations, at fair value	398,476,502
Equity option, at fair value	5,613,398
SECURITIES PLEDGED - At fair value	11,414,863,232
RECEIVABLES FROM BROKER-DEALERS	149,039,259
DIVIDENDS AND INTEREST RECEIVABLE	20,699,891
EXCHANGE MEMBERSHIP	100,000
OTHER ASSETS	1,528,919
TOTAL ASSETS	$ 20,702,537,229

LIABILITIES AND PARTNERS' CAPITAL

PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS	$ 7,655,517,695
SECURITIES LOAN AGREEMENTS	11,220,765,222
SECURITIES SOLD, NOT YET PURCHASED	197,921,410
ACCRUED EXPENSES AND OTHER LIABILITIES	370,797
Total liabilities	19,074,575,124
COMMITMENTS AND CONTINGENCIES (Note 6)	
PARTNERS' CAPITAL	1,627,962,105
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 20,702,537,229

See notes to statement of financial condition.

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2004

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Securities Owned and Pledged, at Fair Value:	1261.2 %	
	United States:	100.0	
	Common Stock:		
	Aerospace/Defense:	25.1	
908,278	United Technologies Corporation	5.8	$ 93,870,537
	Other	19.3	313,799,970
	Airfreight and Logistics:	14.1	
1,992,008	United Parcel Service	10.5	170,237,017
	Other	3.6	58,698,360
	Airlines	1.5	24,524,118
	Auto Related	10.1	165,228,459
	Beverages:	27.8	
4,300,089	The Coca-Cola Company	11.0	179,012,693
2,993,847	PepsiCo	9.6	156,278,804
	Other	7.2	116,677,392
	Biotechnology:	16.5	
2,257,435	Amgen	8.9	144,814,441
	Other	7.6	123,353,512
	Building Products and Materials	3.9	63,495,096
	Capital Markets:	35.2	
860,552	The Gillette Company	5.5	89,531,824
1,655,414	Merrill Lynch & Co., Inc.	6.1	98,944,089
1,945,408	Morgan Stanley & Co. Incorporated	6.6	108,009,046
	Other	17.0	276,368,492
	Chemicals:	20.6	
1,765,228	E.I. du Pont de Nemours and Company	5.3	86,584,439
1,675,951	The Dow Chemical Company	5.1	82,976,338
	Other	10.2	166,312,727
	Commercial Banks:	73.8	
7,178,885	Bank of America Corporation	20.7	337,335,791
3,318,522	U.S. Bancorp	6.4	103,936,108
2,850,161	Wachovia Corporation	9.2	149,918,464
3,006,980	Wells Fargo & Company	11.5	186,883,812
	Other	26.0	423,624,406
	Commercial Services and Supplies	12.5	204,209,785
	Communications Equipment:	33.3	
11,703,144	Cisco Systems, Inc.	13.9	225,870,670
2,913,167	Qualcomm Incorporated	7.6	123,518,285
	Other	11.8	192,252,885

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2004

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Computers and Peripherals:	48.8 %	
2,958,697	International Business Machines Corporation	17.9	$ 291,668,356
4,415,397	Dell Inc.	11.4	186,064,827
5,367,317	Hewlett-Packard Company	6.9	112,552,644
	Other	12.6	204,463,055
	Consumer Finance:	16.9	
2,230,868	American Express Company	7.7	125,754,035
	Other	9.2	150,039,162
	Containers and Packaging	2.2	36,091,924
	Distributors	0.8	13,675,210
	Diversified Financial Services:	46.3	
9,223,827	Citigroup Inc.	27.3	444,403,988
6,331,612	JP Morgan Chase & Co.	15.2	246,996,198
	Other	3.8	62,657,975
	Diversified Telecommunication Services:	36.6	
4,921,303	Verizon Communications Inc.	12.2	199,361,995
5,892,539	SBC Communications Inc.	9.3	151,850,733
3,255,625	Bellsouth Corporation	5.6	90,473,822
	Other	9.5	154,746,126
	Electric Utilities and Equipment	34.6	563,605,579
	Energy Equipment and Services	12.1	196,894,261
	Food and Staples Retailing:	55.7	
7,526,701	Wal-Mart Stores, Inc.	24.4	397,560,345
	Other	31.3	508,939,739
	Gas Utilities	11.7	189,991,564
	Health Care Equipment and Supplies:	55.6	
2,148,273	Medtronic, Inc.	6.6	106,704,716
1,161,692	UnitedHealth Group Incorporated	6.3	102,263,745
	Other	42.7	694,852,420
	Hotels, Restaurants and Leisure	19.6	319,788,755
	Household Durables:	29.8	
4,508,489	The Procter & Gamble Company	15.3	248,327,582
	Other	14.5	236,338,993
	IT Services	14.2	230,962,537
	Industrial Conglomerates:	58.1	
18,790,013	General Electric Company	42.1	685,835,475
1,383,701	3M Company	7.0	113,560,351
3,575,253	Tyco International Ltd.	7.8	127,779,535
	Other	1.1	18,278,678
	Insurance:	52.8	
4,629,140	American International Group, Inc.	18.7	303,995,615
	Other	34.1	554,507,803

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2004

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Internet and Catalog Retail:	8.4 %	
1,178,199	eBay Inc.	8.4	$ 137,000,978
	Internet Software and Services:	5.7	
2,443,486	Yahoo! Inc.	5.7	92,070,553
	Leisure Equipment and Products	2.8	45,427,760
	Machinery	18.8	306,392,825
	Media:	49.2	
8,140,756	Time Warner Inc.	9.7	158,256,285
3,030,385	Viacom Inc. (Class B)	6.8	110,275,708
3,945,451	Comcast Corporation	8.1	131,304,604
3,631,545	The Walt Disney Company	6.2	100,956,948
4,643,590	The News Corporation Limited	5.3	86,649,389
	Other	13.1	213,220,430
	Metals and Mining	8.7	142,024,664
	Multiline Retail:	13.8	
1,591,445	Target Corporation	5.1	82,643,739
	Other	8.7	142,362,064
	Office Electronics	1.8	29,065,089
	Oil and Gas:	76.3	
11,465,968	Exxon Mobil Corporation	36.1	587,745,544
3,765,450	ChevronTexaco Corporation	12.1	197,723,788
1,226,755	ConocoPhillips	6.5	106,519,139
	Other	21.6	351,090,632
	Paper and Forest Products	6.1	99,876,559
	Personal Products	7.3	119,401,809
	Pharmaceuticals:	84.6	
3,457,949	Bristol-Myers Squibb Company	5.4	88,592,650
5,274,589	Johnson & Johnson	20.5	334,514,425
2,011,285	Eli Lilly and Company	7.0	114,140,424
3,941,339	Merck & Co., Inc.	7.8	126,674,633
13,384,940	Pfizer Inc.	22.1	359,921,028
2,371,283	Wyeth	6.2	100,992,934
	Other	15.6	254,047,064
	Real Estate	6.9	112,816,356
	Road and Rail	6.4	103,972,402
	Semiconductor:	37.6	
11,237,958	Intel Corporation	16.1	262,855,831
	Other	21.4	348,800,619

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2004

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets	Fair Value
	Software:	52.8 %	
19,322,239	Microsoft	31.7	$ 516,096,986
9,114,884	Oracle	7.7	125,056,202
	Other	13.4	217,676,507
	Specialty Retail:	29.7	
3,902,892	Home Depot	10.2	166,809,596
	Other	19.5	318,092,895
	Textiles	5.7	92,936,454
	Thrifts and Mortgage Finance:	23.1	
1,720,278	Federal National Mortgage	7.5	122,501,008
1,225,534	Freddie Mac	5.5	90,321,852
	Other	10.1	164,525,663
	Tobacco:	15.8	
3,648,082	Altria Group	13.7	222,897,805
	Other	2.1	34,813,233
	Trading Companies and Distributors	0.7	11,024,661
	Wireless Telecommunication Services	3.7	59,511,090
	Other		176,888
	Total Common Stock Owned and Pledged, at Fair Value (cost of $18,991,639,940)		20,127,033,016
$ 400,000,000	U.S. Treasury Notes Owned, at Fair Value (cost of $398,875,000) (maturity from January 2005 to September 2005)	24.5 %	398,476,502
1	Call Option Owned, at Fair Value (cost of $.01) (maturity February 2005)	0.3 %	5,613,398
	Total Securities Owned and Pledged, at Fair Value		$ 20,531,122,916
	Futures Contracts:		
	Equity Indices:	(22.4)%	
70,054	S&P 500 (maturity March 2005)	(22.3)	(372,334,537)
245	S&P 400 (maturity March 2005)	(0.1)	(1,434,475)
	Interest Rate Index		(147,929)
	Total Futures Contracts		$ (373,916,941)

(Continued)

WG TRADING COMPANY LP

CONDENSED SCHEDULE OF INVESTMENTS
DECEMBER 31, 2004

No. of Shares or Contracts or Par Value	Identity of Issue and Description of Assets	% of Net Assets		Fair Value
	Securities Sold, Not Yet Purchased, at Fair Value:	(11.8)%		
	United States:	(100.0)		
	Common Stock:			
	Biotechnology Research & Production	(0.1)	$	(2,388,439)
	Chemicals	(0.2)		(2,475,667)
	Commercial Services & Supplies	(0.1)		(1,628,023)
	Computer Services Software & System	(0.2)		(3,022,105)
	Diversified Telecommunication Services	(1.6)		(26,684,000)
	Drugs & Pharmaceuticals	(0.1)		(2,266,738)
	Electric Utilities	(1.2)		(19,775,376)
	Gas Utilities	(0.8)		(13,242,135)
	Health Care Providers & Services	(0.1)		(1,906,588)
	IT Services	(0.1)		(1,684,553)
	Medical & Dental Instruments & Supplies	(0.1)		(2,123,134)
	Crude Oil Producers	(0.1)		(1,823,083)
	Retail	(0.4)		(7,074,202)
	Semiconductor	(0.1)		(2,359,354)
	Tobacco	(3.5)		(57,400,000)
	Other	(3.1)		(52,068,013)
			$	(197,921,410)

(Concluded)

See notes to statement of financial condition.

1. NATURE OF OPERATIONS

Business - WG Trading Company LP (the "Partnership") is a limited partnership organized primarily for the purpose of engaging in various trading strategies, including index arbitrage. The Partnership is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a commodity pool as defined in Commodity Futures Trading Commission Regulation 4.10(d)(l). The Partnership Agreement provides that the Partnership will terminate on December 31, 2050.

The Partnership has agreements with clearing brokers to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions - Securities owned, securities pledged and securities sold, not yet purchased transactions and related income and expenses are recorded on the trade-date, at purchase cost or sales proceeds, respectively. Dividends are recorded on the ex-dividend date and interest income is accrued as earned. The Partnership's securities owned are held as collateral under a margin agreement with the Partnership's clearing organization or as collateral in connection with a commodity account at a broker-dealer.

Securities owned, securities pledged and securities sold, not yet purchased are carried at fair value, representing the last recorded sales price on the date of valuation or, if such price is not available, at the average of the closing bid and asking prices. Unrealized gains and losses are included in net gain on principal transactions.

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures contracts, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally options, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include futures and options. The Company does not apply hedge accounting as defined in FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as all financial instruments are marked to market with changes in fair values reflected in earnings. Therefore, the disclosures required under FASB Statement No. 133 are generally not applicable with respect to these financial instruments.

Fair values of options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or customers, as applicable.

Securities Pledged and Payable under Securities Loan Agreements - Securities lending transactions are transacted under master securities loan agreements and are recorded at the amount of cash collateral received. The Partnership monitors the market value of securities loaned with additional collateral obtained or excess collateral refunded, when deemed appropriate. The Partnership classifies securities loaned and collateral received, including accrued interest payable thereon, in its Statement of Financial Condition as follows:

- Securities pledged, at market value
- Payable under securities loan agreements

Receivables From and Payables To Broker-Dealers and Clearing Organizations - Receivables from broker-dealers and payables to broker-dealers and clearing organizations represent balances arising in connection with securities transactions. The balances consist of open trade equity on commodity futures contracts, cash on deposit for margin requirements, margin, accrued interest receivable and accrued interest payable. These balances are presented on a net basis by broker-dealer or clearing organization where right of offset exists.

Exchange Membership - Exchange membership is recorded at cost or, if impairment has occurred, at a value that reflects management's estimate of the fair value.

Income Taxes - The Partnership is exempt from Federal and state income taxation as they are the liability of the partners.

Use of Estimates - The preparation of a financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ significantly from those estimates.

3. CLEARING AGREEMENTS

Pursuant to agreements between the Partnership and its clearing organizations, the clearing organizations have liens upon all of the Partnership's property including, but not limited to, securities, deposits and receivables. These liens collateralize the Partnership's liabilities and obligations to the clearing organizations.

4. REGULATORY NET CAPITAL REQUIREMENT

The Partnership is a registered broker-dealer and a commodity pool and, accordingly, is subject to the Net Capital Rule and the capital rules of the New York Stock Exchange Inc. ("NYSE") and the Commodities Futures Trading Commission ("CFTC"). The Partnership maintains proprietary accounts of introducing brokers (PAIB) agreements with all of their clearing brokers in order for them to receive allowable asset treatment for proprietary assets held at their clearing brokers. The Partnership has elected to use the alternative net capital method permitted by the Net Capital Rule, which requires the Partnership to maintain net capital, as defined, to be at least the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. The NYSE may require a member to reduce its business if its net capital is less than 4% of aggregate debit items and may prohibit a member firm from expanding its business or paying cash dividends if its net capital is less than 5% of aggregate debit items. At December 31, 2004, the Partnership's net capital of $369,324,393 exceeded the minimum regulatory net capital requirements of $250,000 by $369,074,393.

Advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Net Capital rules of the SEC.

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership is party to futures contracts as part of its futures trading activities. Futures contracts are exchange-traded contractual commitments to either receive (purchase) or deliver (sell) a standard amount of a financial instrument at a specified future date and price. Maintaining a futures contract will typically require the Partnership to deposit margin with its clearing brokers as collateral for its obligations. Futures contracts provide for daily cash settlements with realized gains or losses based upon fluctuations in market value. Based upon fluctuations in market value, additional margin may be required to be deposited as collateral. Substantially all of the futures contracts which the Partnership is party to are due to expire on March 15, 2005. The contract amount of equity futures and interest rate futures, at December 31, 2004 were approximately $20 billion and $.2 billion, respectively.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases - As of December 31, 2004, minimum rental commitments under noncancelable leases for office space and equipment are as follows:

2005	$ 665,645
2006	580,313
2007	450,245
2008	299,100
2009	199,400
	$2,194,703

Concentration of Credit Risk - The Partnership is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Partnership may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty. It is the Partnership's policy to review, as necessary, the credit standing of each counterparty. The Partnership does not anticipate nonperformance by counterparties in the above situations.

Litigation - The Partnership is involved in various legal actions arising in the normal course of business. While it is not possible to determine with certainty the outcome of these matters, in the opinion of management, the eventual resolution of these actions will not have a material adverse effect on the Partnership's financial position or results of operations.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Stamford Harbor Park
333 Ludlow Street
Stamford, CT 06902-6982
USA

Tel: +1 203 708 4000
Fax: +1 203 708 4797
www.deloitte.com

INDEPENDENT AUDITORS REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 AND CFTC REGULATION 1.16

February 11, 2005

WG Trading Company LP
One Lafayette Place
Greenwich, CT

In planning and performing our audit of the financial statements of WG Trading Company LP (the "Partnership") for the year ended December 31, 2004 (on which we issued our report dated February 11, 2005), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, we did not review the practices and procedures followed by the Partnership in making: (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act, (2) the daily computations of the segregation requirements of Section 4(d)2 of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations, and (3) the daily computations of the foreign futures and foreign options secured amount requirement pursuant to Regulation 30.7 of the Commodity Exchange Act, because the Partnership has made a claim of exemption from these regulatory requirements to the Commodity Futures Trading Commission pursuant to Regulation 4.7 of the Commodity Exchange Act.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are

safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2004 to meet the Commissions' objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange, the Commodity Futures Trading Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

Yours truly,